UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 7, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

All references in this Form 6-K   to “Gerova,” “the Company,” “we”, “us”, and “our” refer to GEROVA Financial Group, Ltd., a Bermuda corporation.  In addition, all references to (i) our authorized and outstanding ordinary shares, (ii) the per share prices of our ordinary shares, (iii) our outstanding warrants and (iv) exercise prices of our outstanding warrants, give pro-forma effect to the May 2010 conversion  into ordinary  shares of all Series A preferred shares issued in January 2010 and a one-for-five reverse share consolidation consummated on November 22, 2010.

This Current Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This current report includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.). Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this current report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Entry into Material Definitive Agreements

Our Business Overview

We commenced our business operations in January 2010 to aggregate capital through the acquisition of assets in exchange for our shares, which acquired assets we seek to redeploy as capital in income producing operating companies.  Our primary focus is in the financial services industry and consists of businesses that rely on regulatory capital for growth and can directly benefit from the capital we can provide.  We identified the insurance industry as a favorable market to implement our strategy and, following our January 2010 investments in three established insurance operations.  We believe that we have engaged experienced insurance executives to operate our existing insurance company investments and source additional insurance company acquisition opportunities. More recently, we identified opportunities to diversify our capital aggregation business model through the proposed acquisitions of two established investment banks.  We believe these transactions, if consummated, will provide us with revenue diversification and enhanced execution capability and help manage risk and assist in closing transactions.

We believe that the consummation of the transactions described below will establish our capital markets group.  Our capital markets group will include our securities trading and investment banking activities and will be managed as a single operating unit providing research, sales, trading and origination efforts for various equity, fixed income and advisory products and services, and will oversee our investment and acquisition strategies.

Seymour Pierce Limited

On December 7, 2010, we entered into an agreement to acquire 100% of the share capital of Seymour Pierce Holdings Limited (“Seymour Pierce”), a London-based investment and merchant banking firm established in 1803, solely in exchange for our Series A preferred shares.  The result of the exchange, when consummated, will be that Seymour Pierce Holdings Limited will become a direct wholly owned subsidiary of Gerova and Seymour Pierce Limited, the investment banking subsidiary of Seymour Pierce, will be our 100% owned indirect subsidiary.  Our Series A preferred shares will be convertible by the holders at any time into our ordinary shares at a conversion price equal to 100% of the volume weighted average closing price of our ordinary shares, as traded on the New York Stock Exchange (“NYSE”) for the 10 trading days immediately prior to the closing date of the Seymour Pierce acquisition.  The Series A preferred shares will entitle the holders to vote, together with the holders of our ordinary shares at all general and extraordinary meetings of our shareholders, on an “as converted” basis as to all matters submitted to the vote of our shareholders, and each Series A preferred share will entitle the holder thereof to cast 15 votes at such meetings.  Accordingly, it may be anticipated that following consummation of the transaction, the former Seymour Pierce shareholders, including Keith R. Harris, our incoming Chairman and Chief Executive Officer, will be entitled to cast a significant number of the shareholder votes at our future general and extraordinary shareholder meetings and may be able to have a material impact on the composition of our future board of directors.  To the extent that such voting power would constitute a change of control, under the rules of the NYSE, we will obtain the consent of the holders of a majority of our outstanding ordinary shares to the Seymour Pierce transaction.

Effective January 1, 2011, Keith R. Harris Chairman and Chief Executive Officer of Seymour Pierce, will become our Chairman and Chief Executive Officer, and we will enter into an employment agreement with Mr. Harris expiring June 30, 2014. Prior to becoming CEO of Seymour Pierce in April 1999, Mr. Harris who holds a Ph.D. in economics, served for approximately five years as global Chief Executive Officer of HSBC Investment Bank PLC, where he oversaw a staff of approximately 13,500 employees in forty-six countries.. With extensive experience in all aspects of mergers and acquisitions, fund raising and securities, Mr. Harris also previously served as President of Morgan Grenfell in New York, was a Managing Director of Drexel Burnham Lambert, and CEO of Apax Partners Worldwide. He is currently a director of reinsurance companies Aon Benfield Group Ltd and Cooper Gay.

In September 2010, we received shareholder approval authorizing a change of our corporate name with such authority delegated to the board of directors. In accordance with this authority, the board of Gerova has agreed to change the name of the company to Seymour Pierce & Company, subject to the closing of the transaction.

Consummation of the Seymour Pierce acquisition is subject to certain conditions, including the approval of the change of control of Seymour Pierce from the Financial Services Authority of the United Kingdom.  Subject to satisfaction of this and other closing conditions, we anticipate that such transaction will be consummated on or before the end of our first quarter in 2011.

Ticonderoga Securities

In October 2010, in conjunction with our discussions to acquire Seymour Pierce, Keith Harris introduced us to a proposed business combination with Ticonderoga Securities LLC (“Ticonderoga”), a New York based institutional broker dealer.  On December 7, 2010, we exercised an option granted on October 29, 2010 to enable us to acquire, through a special purpose acquisition entity, 100% of the equity of Ticonderoga from Reynders Grey Holdings LLC, the parent company of Ticonderoga. Upon closing, we will capitalize the acquisition entity with our shares of Series B convertible preferred shares.  The Series B preferred shares vote on an “as converted” basis with our ordinary shares and are convertible at any time after January 31, 2011 into our ordinary shares at a conversion price of equal to 100% of the volume weighted average closing price of our ordinary shares, as traded on the NYSE for the 10 trading days immediately prior to the closing date of the Ticonderoga acquisition.  It is anticipated that affiliates of the principals of Reynders Grey Holdings will exchange their non-voting preferred shares in the Ticonderoga acquisition entity for our Series B preferred shares or underlying ordinary shares.

Ticonderoga specializes in U.S. domestic equity trading, equity research, equity derivative execution and research, international market making and risk arbitrage. Ticonderoga has an exclusive partnership with Shenyin Wanguo Securities (H.K.) Limited (“SWS”), one of the largest securities houses in China, to provide research and execution services to Ticonderoga’s U.S.-based institutional clients. The partnership provides clients with access to SWS’ team of more than 160 analysts who cover approximately 350 Chinese A & B listed companies and 150 Hong Kong listed H Share companies.  Ticonderoga is led by Joel Plasco, Chairman, and Shawn McLoughlin, CEO, formerly worldwide CEO and CEO North America, respectively, of Collins Stewart, the London Stock Exchange listed broker and wealth management firm.

Subject to completion of our proposed acquisitions of Seymour Pierce and Ticonderoga we intend to integrate the domestic and international operations of Ticonderoga and Seymour Pierce, and appoint, Mr. Plasco as Chief Executive Officer of our combined capital markets group and securities businesses in London and New York where he will oversee a staff of approximately 210 professionals.

Consummation of the Ticonderoga acquisition is subject to the approval of the change of control of Ticonderoga from FINRA.  Subject to satisfaction of this closing condition, we anticipate that such transaction will be consummated on or before the end of our first quarter in 2011. There can be no assurance that we will receive the necessary regulatory approvals or otherwise be successful in consummating either or both of the Seymour Pierce or Ticonderoga transactions.

Where to Find Additional Information

We published a press release in connection with the proposed acquisitions of Seymour Pierce Holdings Ltd. and Ticonderoga Securities LLC, a copy of which is attached as Exhibit 99.1 to this Form 6-K.

Gerova is a foreign private issuer. As such, the dates on which it is required to file annual or periodic reports under the Securities Exchange Act of 1934, as amended, are not the same as are required for domestic issuers.  In addition certain proxy statements and related materials sent to shareholders are not subject to review and comment by the Securities and Exchange Commission (the “SEC”).  Copies of all documents filed by Gerova will be available at the website maintained by the SEC at www.sec.gov.  Copies of such filings can also be obtained, without charge, by directing a request to Gerova at the address on the cover page of this report.

Exhibits

Exhibit Number	Description

99.1	Form of Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.
December 7, 2010

	By:	/s/ Joseph J. Bianco
Joseph J. Bianco
Acting Chief Executive Officer